SECUR 06005061 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38286

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bridge Trading Company

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Emerson Road, Creve Coeur Corporate Center III Suite 201
(No. and Street)

Creve Coeur, MO 63141
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Fay (212) 310 9500
(Area Code – Telephone Number)

PROCESSED JUN 23 2006 THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, New York, NY 10017
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 29 2006 WASH, D.C. 152

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

6/22/06

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John Fay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bridge Trading Company, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NIKHIL NIRANJAN KAPUR
NOTARY PUBLIC - STATE OF NEW YORK
No. 01KA6084269
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES DECEMBER 2, 2006

Signature

CFO
Title

Notary Public 03/27/06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Bridge Trading Company

(A wholly owned subsidiary of Instinet Holdings, Inc.)

Statement of Financial Condition

December 31, 2005

Bridge Trading Company
(A wholly owned subsidiary of Instinet Holdings, Inc.)
Index
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Bridge Trading Company

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Bridge Trading Company ("the Company") at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 27, 2006

Bridge Trading Company
(A wholly owned subsidiary of Instinet Holdings, Inc.)
Statement of Financial Condition
Year Ended December 31, 2005

(in thousands)

Assets		
Cash and cash equivalents	$	23,345
Receivable from broker-dealers		731
Receivable from affiliate		649
Commissions and other receivables		3,059
Deferred tax asset, net		16,682
Customer intangibles, net of accumulated amortization of $1,082		1,391
Property and equipment, net of accumulated depreciation of $166		331
Other assets		236
Total assets	$	46,424
Liabilities and Stockholder's Equity		
Liabilities		
Short term borrowings	$	276
Accounts payable		224
Accrued compensation		855
Accrued expenses and other liabilities		14,421
Total liabilities		15,776
Stockholder's equity		
Common stock, $1 par value: 1,000 shares authorized and outstanding		1
Additional paid-in capital		33,221
Accumulated deficit		(2,574)
Total stockholder's equity		30,648
Total liabilities and stockholder's equity	$	46,424

The accompanying notes are an integral part of this financial statement.

(in thousands)

1. Nature of Business

Bridge Trading Company ("Bridge" or the "Company"), is a wholly-owned subsidiary of Instinet Holdings, Inc. ("IHI") which is ultimately majority owned by Silver Lake Partners II, LP ("SLP"). The Company provides agency brokerage services to institutional customers through its automated real-time trading system and sales trading support. The Company primarily executes trades in the United States equity markets and is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the National Association of Securities Dealer, Inc ("NASD") and a member of various exchanges.

Prior to March 31, 2005, the Company was an indirect subsidiary of Reuters Group PLC ("Reuters"). On March 31, 2005, the Company was acquired by Instinet Group, Inc. ("IGI"), an affiliated entity majority owned by Reuters, for 3,752 shares of IGI stock valued at approximately $21,500. In accordance with Statement of Financial Accounting Standards (SFAS) No. 141 "Business Combinations", and Emerging Issues Task Force Issue No. 90-5 "Exchanges of Ownership Interests between Entities Under Common Control", the acquisition of Bridge by IGI was accounted for as a transfer of an entity under common control in a manner similar to a pooling of interests. The original cost of the assets and liabilities of the Company that were acquired by Reuters was carried over in the transaction and IGI's historical financial information was adjusted to include Bridge as if it had been a wholly owned subsidiary from the date of the acquisition by Reuters. Additionally, just before the consummation of the transaction, Reuters allocated to Bridge the goodwill and customer intangibles that were previously held at Reuters.

From April 1, 2005 to December 8, 2005, the Company was a wholly-owned subsidiary of IGI. On December 8, 2005, IGI was purchased by The NASDAQ Stock Market, Inc. ("NDAQ"). In a concurrent transaction, the Company and other IGI subsidiaries were purchased from NDAQ by IHI. These financial statements have been prepared on a historical basis and do not reflect any adjustments for the change in ownership from NDAQ to IHI as the parent has not elected to push-down the effects of the purchase accounting related to this transaction.

2. Significant Accounting Policies

Accounting Estimates

The preparation of the Company's financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results may differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2005, cash equivalents included $23,297 of investments in money market mutual funds held at a major U.S. financial institution.

(in thousands)

Property and Equipment
Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is computed primarily using the straight-line method over the following estimated useful lives of five years for furniture and three years for equipment.

Goodwill and Other Intangible Assets
Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets" requires that goodwill and certain intangible assets be assessed for impairment using fair value measurement techniques and that management perform a detailed review of the carrying value of the Company's tangible and intangible assets. In this process, management is required to make estimates and assumptions in order to determine the fair value of the Company's assets and liabilities and projected future earnings using various valuation techniques. Management uses its best judgment and information available to it at the time to perform this review, as well as the services of an expert valuation specialist when necessary. Because management's assumptions and estimates are used in the valuation, actual results may differ.

3. Customer intangible and Goodwill, Net

For the year ended December 31, 2005, the Company's annual impairment testing indicated impairment in the value of goodwill. In accordance with SFAS No. 142, based on the results of management's analysis, the Company recorded a charge for the remaining carrying value of goodwill.

For the year ended December 31, 2005, the Company's annual impairment testing indicated no impairment in the value of customer intangibles. The intangible asset is being amortized over its estimated useful life of 5 years. Estimated amortization expense for the year ended December 31, 2006 is $1,391, which represents the remaining net book value of the intangible asset.

4. Investments

Investments are carried at estimated fair value, generally as evidenced by quoted market prices or by comparable substantial third party transactions. Where fair value is not readily ascertainable, principal investments are recorded at management's estimate of fair value. Because of the inherent uncertainty of valuations, these estimated values may differ materially from the amounts that may ultimately be realized upon sale or other disposition of the investments.

At December 31, 2005, the investment balance consisted of an investment of $3 in the NASDAQ Stock Market Inc., which is carried at estimated fair value as determined by management.

(in thousands)

5. Related Party Transactions

Subsequent to the acquisition by IGI (see note 1), the Company cleared substantially all of its securities transactions through an affiliate, Instinet Clearing Services ("ICS") on a fully disclosed basis. Pursuant to the clearing agreement, ICS has the right to charge the Company for all losses that arise from a counterparty's failure to fulfill its contractual obligations and no maximum amount has been stipulated.

The Company has entered into an agreement with Harborview, LLC, an indirect wholly-owned broker-dealer subsidiary of IHI, to provide floor brokerage services.

Substantially all employees of the Company participate in a defined contribution pension plan sponsored by IHI. The IHI Retirement Plan ("401(k) Plan") was established under Section 401(k) of the Internal Revenue Code. Eligible employees can contribute up to 50% of their annual base salary to the 401(k) Plan and the Company matches a discretionary amount of the employees' pre-tax contributions. To be eligible for the contribution, employees need to have been an active employee, as of December 31, 2005, with at least 3 months of service.

6. Commitments and Contingencies

From time to time, the Company is involved in various legal and regulatory proceedings arising in the ordinary course of business. The Company is also subject to periodic regulatory audits, inspections and investigations. While any litigation contains an element of uncertainty, management believes, after consultation with counsel, that the outcomes of such proceedings or claims are unlikely to have a material adverse effect on the Company.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others," requires the disclosure of representations and warranties into which the Company enters that may provide general indemnification to others. In the normal course of business the Company may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnification. The Company's maximum exposure under these arrangements is unknown, as this would involve futures claims that may be against the Company that have not yet occurred. However, based on the Company's experience, the Company does not expect these indemnifications will have a material adverse effect on the Company's statements of income, financial condition and cash flows.

7. Credit, Market and Other Risks

As a result of its relationship with ICS, the Company is exposed to substantial credit risk from its customers' securities transactions during the period between the transaction date and the settlement date. This period is generally three business days in the U.S. equities markets and as much as 30 days in some international markets. In addition, the Company may have credit exposure that extends beyond the settlement date in the case of a party that does not settle in a timely manner by failing either to make payment or to deliver securities. Adverse movements in

(in thousands)

the prices of these securities can increase the Company's credit risk. The majority of the Company's transactions and, consequently, the concentration of its credit exposure are with broker-dealers and other financial institutions, primarily located in the United States. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits and enforcing credit standards based upon a review of the counterparties' financial condition and credit ratings.

The Company is subject to operational, technological and settlement risks. These include the risk of potential financial loss attributable to operational factors such as untimely or inaccurate trade execution, clearance or settlement or the inability to process large volumes or transactions. The Company is also subject to risk of loss attributable to technological limitations or computer failures that may constrain the Company's ability to gather, process and communicate information efficiently, securely and without interruption.

8. Income Taxes

The Company, together with IHI and certain other affiliates in the U.S., files a consolidated federal income tax return. The Company pays or recovers from its U.S. subsidiaries and affiliates the taxes they have recorded, which are calculated on a separate company basis under a tax sharing agreement with IGI. The Company records deferred tax assets and liabilities for the difference between the tax basis of assets and liabilities and the amounts recorded for financial reporting purposes, using current tax rates.

The temporary differences which have created deferred tax assets and liabilities as of December 31, 2005 are detailed below:

(in thousands)

Deferred tax assets	
Goodwill	$ 14,510
Customer Intangible	2,050
Bad Debts	119
Other	15
Total deferred tax assets	16,694
Deferred tax liabilities	
Depreciation and amortization	12
Total deferred tax liability	12
Deferred tax asset, net	$ 16,682

9. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the aggregate net fair value of all financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments have been adjusted to reflect their estimated fair value or are short term in nature and bear interest at current market rates.

10. Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative net capital method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of $250.

At December 31, 2005, the Company had net capital of $7,614, which was $7,364 in excess of its required net capital of $250.

The Company claims exemptions from the provision of Rule 15c3-3 under subparagraph (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.